DECHERT LLP
1775 I Street, N.W.
Washington, DC  20006-2401

December 31, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Office of Filings, Information & Consumer Services

RE:	Global X Funds (“Trust”)
File Nos. 333-151713 and 811-22209
Post-Effective Amendment No. 5 (“PEA 5”)

Ladies and Gentlemen:

On behalf of the Trust, electronically transmitted for filing with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), is PEA 5 to the Trust’s registration statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 8 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended.  This filing is being made for the purpose of annually updating the Registration Statement for the following series of Trust: the Global X FTSE Argentina 20 ETF, Global X/InterBolsa FTSE Colombia 20 ETF, Global X FTSE Egypt 30 ETF, Global X FTSE Nordic 30 ETF, Global X FTSE Peru 20 ETF and Global X FTSE Philippines 30 ETF, (each a “Fund” and, collectively, “Funds”), including making any necessary changes to the Prospectuses and Statement of Additional Information (“SAI”) for the Funds in order to comply with the new requirements of Form N-1A.

No fee is required in connection with this filing.  Please note that once the Trust has receives comments from the SEC staff on PEA 5 and has responded to those comments, the Trust will be filing an amendment to its Registration Statement, pursuant to Rule 485(b) under the 1933 Act, in order to (i) include revisions to the Prospectuses and SAI that have been made in response to any SEC staff comments and (ii) include other information that is needed in order to for the filing to contain all required information.

Please direct any questions concerning PEA 5 to the undersigned at (202) 261-3302.

Sincerely,

/s/ Jane A. Kanter

Jane A. Kanter